

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Drive
San Diego, CA 92121

      Re: Envision Solar International, Inc.
          Registration Statement on Form S-3
          Filed May 26, 2020
          File No. 333-238701

Dear Mr. Wheatley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Jeffrey B. Pietsch, Esq.